                       FORTUNE ENTERTAINMENT CORPORATION
                             (a Bahamas corporation)
                        Suite 303 - 543 Granville Street
                       Vancouver, British Columbia V6CIX8
                                     Canada

November 19,   1997

Louis J. Grassa and
Team Rainbow Inc.
c/o 200 Walnut Street, Suite G
Saugus, Maine 01906

Dear Sirs:

Re:      Team Rainbow Inc. ("Team Rainbow") - Rainbow 21

We are writing this letter to set out the general term of our agreement relating to the potential acquisition by Fortune Entertainment Corporation or an affiliate thereof (any such entity being hereinafter referred to as "Fortune") of all of the rights, assets and business of Team Rainbow relating to a multi-positional blackjack game known as "Rainbow 21", and as more particularly described in Schedule "A" attached hereto (the "Rainbow Assets").

Term defined in this agreement are also used in the schedules attached hereto and vice-versa.

In order to induce Fortune to enter into this agreement, Louis J. Grassa and Team Rainbow make the representations and warranties and covenants set out in Schedule B.

1. Louis J. Grassa and Team Rainbow hereby grant to Fortune the irrevocable and exclusive option (the "Option" to acquire the Rainbow Assets, subject to the terms and conditions hereof.

2.       In order to exercise the Option, Fortune must:

         (a)      pay U.S.$10,000 to Team Rainbow on or before November 24,
                  1997;
         (b)      pay an additional U.S. $30,000 to Team Rainbow by January 31,
                  1998;
         (c)      pay an additional U.S. $10,000 to Team Rainbow by February 28,
                  1998;
         (d)      pay an additional U.S. $30,000 to Team Rainbow by March 31,
                  1998; and
         (e) cause to be delivered to Team Rainbow by February 28, 1998, 200,000 shares of the publicly traded corporation that directly or indirectly controls the Rainbow Assets (the "Shares").

3.       (a)      Upon satisfaction of the payments and delivery of the
                  Shares as described in item 2 above, Fortune shall be deemed to have exercised the Option (the "Option Exercise Date").
                  Upon the deemed exercise of the Option, Team Rainbow shall transfer to Fortune all of Team Rainbow's rights title and interest in and to the

                  Rainbow Assets, free and clear of all liens, claims and encumbrances. The documents evidencing transfer of such right, title and interest shall be in form and substance satisfactory to Fortune's legal counsel; and

         (b) Should Fortune fail to exercise the Option, Team Rainbow shall be entitled to retain all of the payments made and Shares delivered to Team Rainbow pursuant to this agreement as consideration for having granted the Option and the parties shall have no further obligations to each other.

4. During the currency of the Option, Louis J. Grassa and Team Rainbow shall Cause the Business to be operated in the ordinary course and not to do anything that could frustrate the intent of this agreement.

5. If Fortune is deemed to have exercised the Option, Fortune shall have the following obligations to Team Rainbow:

         (a) If during the last five trading days in the twelfth month after the Option Exercise Date the simple average closing price for the Shares that are of the same class as the Shares on the public market on which they are traded (the "Market Price") does not equal or exceed U.S.$2.25 per share, Fortune shall either:

                  (i) pay to Team Rainbow the difference between U.S.$450,000 and 200,000 multiplied by the Market Price (the "Difference"); or

                  (ii) deliver to Team Rainbow additional shares of the same class as the Shares having a value equal to the Difference, with such additional shares being valued at the Market Price.

         (b) For the first 12 months after the Option Exercise Date (the "First Year"), Fortune shall pay Team Rainbow, its successors or assigns the sum of $62,500.00; one third of said sum payable the first day of every fourth month after the Option Exercise Date. In addition, during the First Year, Fortune shall pay Team Rainbow the greater sum of $50,000.00 or 10% of the net revenues of the Game ("Additional First Year Consideration"). The Additional First Year Consideration shall be paid in the amounts of $16,666.67 the first business day of every fourth month after the Option Exercise Date. Within 30 days of the first anniversary of the Option Exercise Date, Fortune shall provide an accounting of all revenues and expenses of the Game and pay over all monies owed, if any, as a result of any amount representing a positive balance of the difference between 10% of net revenues and the $50,000.00 paid to Team Rainbow as Additional First Year Consideration.

         (c) In the 12 month period commencing on the first anniversary of the Option Exercise Date (the "Second Year"), Fortune shall pay $62,500.00 to Team

                  Rainbow in three (3) installments of $20,833.33 each payable the first business day of each fourth month after the first anniversary. As additional compensation, Fortune shall pay the greater of $150,000.00 or 10% of the net revenues of the Game ("Second Year Additional Consideration"). The Second Year Additional Consideration shall be paid in installments of $50,000.00 each commencing the first business day of each fourth month after the first anniversary of the Option Exercise Date. Within thirty (30) days after the second anniversary of the Option Exercise Date, Fortune shall provide a full and complete accounting of all revenues and expenses of the Game, together with funds representing all money owed, if any, of any balance as a result of 10% of net revenues being greater than $150,000.00 in the Second Year.

         (d) In the 24 month period commencing on the second anniversary of the Option Exercise Date, Fortune shall pay $125,000.00 to Team Rainbow in six (6) installments of $20,833.13 each payable the first business day of each fourth month after the second anniversary.

         (e) Commencing on the third anniversary of the Option Exercise Date, Fortune shall pay additional consideration of five percent (5%) of the net revenues of the Game for the preceding 12 month period payable within thirty (30) days after each anniversary, together with a full and complete accounting of revenues and expenses of the Game.

         "Revenues" for the purposes hereof shall mean gross revenues from sales or marketing of the Game, minus the direct costs and expenses associated with marketing and distributing the Game, plus a reasonable portion of general administrative expenses of Fortune related to conducting its business operations.

6. In the event that Fortune is in default of any term or condition of this agreement for more than sixty (60) days after written notice of such default has been given to Fortune, Team Rainbow, its successors, assigns, or designees may. at its option, reacquire the Rainbow Assets by delivering the number of Shares and additional shares delivered to Team Rainbow pursuant to this agreement. No additional consideration shall be required to reacquire the Rainbow Assets. Upon delivery of such shares, Fortune shall immediately transfer, assign, and deliver all records, contracts, licences, approvals, permits and all other private and governmental rights, without costs, to Team Rainbow, which shall thereafter succeed to all rights and ownership of said agreements, rights, licences, approvals, permits, and all other private and Governmental rights. Fortune shall cooperate and undertake all acts reasonably necessary to accomplish the transfer of all rights reacquired by Team Rainbow.

7. Upon request by Fortune, Team Rainbow will provide Fortune and its consultants with all information and materials necessary for Fortune to be fully satisfied with its due diligence investigations of the Rainbow Assets.

8. All communications required or contemplated by this agreement shall be in writing and addressed to the parties at the addresses set out above, or such other address as a party may advise the other parties from time to time.

9. The parties shall promptly execute or cause to be executed all documents and other instruments of further assurance which may be reasonably necessary or advisable to carry out fully the intent of this agreement.

10. This agreement shall enure to the benefit of and be binding on the parties and their respective successors and assigns. Fortune may assign this agreement or its rights thereunder to an affiliated corporation.

11. Any modifications to this agreement must be in writing and signed by all of the parties.

12. This agreement embodies the entire agreement among the parties and supersedes all previous negotiations and agreements relating to the subject matter hereof.

13. This agreement is to be interpreted in British Columbia courts, under British Columbia law with all parties accepting British Columbia's Jurisdiction.

14.      Time shall be of the essence.

15.      The schedules attached hereto form a part of this agreement.

This letter once executed by all parties shall constitute a binding agreement. The parties may negotiate a more formal agreement covering this subject matter (and incorporating representations, warranties and agreements customary for transactions of the size and nature contemplated hereby) but until such formal agreement is settled and executed, this letter shall govern.

FORTUNE ENTERTAINMENT CORPORATION


per: ________________________



_____________________________
Louis J. Grassa on behalf of
himself and Team Rainbow

                                   SCHEDULE"A"

The Rainbow Assets means all of:

(a)      The Intellectual Property;

(b)      the Assets;

(c) any other intellectual property rights existing anywhere in the world owned by Team Rainbow including, without limitation, all copyrights, industrial designs, trademarks, Confidential information and patents related to the Game and the Business;

(d)      all Products owned by Team Rainbow;

(e)      the Business, including all goodwill relating thereto; and

(f)      the Claims.

The following terms shall have the respective meanings ascribed to them as follows:

"Assets" means:

(f) all assets, real, personal, and mixed, tangible or intangible owned by Team Rainbow and relating to the Business, and without limiting the generality of the foregoing:

         (i) all inventories of (i) computer program code (in all media) of the software programs; (ii) program documentation, including user materials; and (iii) all other unused or reusable materials, stores, and supplies, in each case to the extent used in, relating to, or arising out of the Business; and

         (ii) all private and Governmental rights, approvals, permits, registrations, contracts, agreements, licences, and other commitments and arrangements, oral or written, with any person or entity respecting the ownership, licence, design, development, distribution, marketing, use, or maintenance of the Game, the Equipment, the Rules, related technical or user documentation, and databases, in each case relating to or arising out of the Business.

"Business" means the business of developing and licencing or renting the Game through purchasers, licencees and distributors;

"Claims" means all claims that Team Rainbow may have against any person relating to or arising from the Rainbow Assets or the Business;

"Confidential Information" means all information or data which has come within the knowledge of Team Rainbow or which may come within the knowledge of Team Rainbow or which has been developed or may be developed by Team Rainbow which relates to the Products including, without limitation, any information regarding computer programs or software, Products, costs, equipment, operations, suppliers or customers of Team Rainbow relating to the Game, all technical information, legal opinions, assessments, know-how, trade secrets, confidential information, procedures, processes, diagrams, specifications, Improvements, formulations, plans, systems and any information relating to the design, manufacture, improvement, testing, marketing and sale of the Products;

"Copyright" means the United States copyright identified by number _____________ dated and stamped _____________ protecting the Rules and the regulations and the entire text of all pertinent Game information;

"Equipment" means the physical equipment and materials designed for use in connection with the Game or the promotion of the Game;

"Game" means the multi-positional blackjack game known as Rainbow 21 described in the Patents and the Rules;

"Improvements" means all improvements, enhancements, additions to, modifications and derivations of and inventions relating to the Products made, developed or created by or for Team Rainbow (or to which Team Rainbow may be entitled) at any time on or before the Option Exercise Date and will include any new feature or function made, developed or created by or for any such person or persons which provides additional capability to the Products or makes the same more versatile, useful or marketable and any change of the Products which was or is intended to improve performance, and any new or additional Products or services developed or acquired by Team Rainbow before the Option Exercise Date which are derived from a Product.

"Intellectual Property" means the Patents, the Copyright, the Trademarks and the Confidential Information;

"Patents" means United States Patent No. 5,390,934 dated February 21, 1995 and United States Patent No. 5,494,296 dated February 27, 1996 and any divisions, continuations, continuations-in part, extensions and reissues thereof, and the inventions described or claimed therein and all foreign counterparts of such United States patents, and any divisions, continuations, continuations-in-part, extensions and reissues thereof, and the inventions described or claimed therein and all patent applications or patents which may relate to any Improvements;

"Products" includes the Equipment, the Game and all Improvements;

"Rules" means the rules described in the document attached hereto as Exhibit 1; and

"Trademarks" means "Rainbow 21" and any other trademarks now owned or hereafter owned or acquired, prior to the Option Exercise Date, by Team Rainbow in respect of the Products.

                                    EXHIBIT I
                                     [Rules]

                                  SCHEDULE "B"
                    REPRESENTATIONS, WARRANTIES AND COVENANTS

1. Louis J. Grassa and Team Rainbow represent, warrant and covenant that:

(a) at the Option Exercise Date, Team Rainbow will own all of the Rainbow Assets free and clear of any claims or encumbrances;

(b) Team Rainbow has the authority to enter into the agreement to which this Schedule is attached (the "Agreement") and to complete the transactions contemplated thereby, without the approval or consent of any other person or authority;

(c) Team Rainbow has not transferred or agreed to transfer the Rainbow Assets to any party (other than Fortune) and has not encumbered its rights in the Rainbow Assets;

(d) there is no law, order or other legal restraint which would prohibit commercial exploitation of the Rainbow Assets in the United States;

(e) at the Option Exercise Date no entity other than Fortune will have any right to claim or acquire an interest in the Rainbow Assets;

(f) Team Rainbow has the exclusive world wide right and licence to develop, enjoy, commercialize, distribute, market and exploit the Rainbow Assets, free from the claims of others, and to transfer such right and the Rainbow Assets to Fortune as contemplated hereby;

(g) Team Rainbow has full power and capacity to enter into the Agreement and all necessary acts of Team Rainbow have been performed in order to authorize the Agreement and the performance of it;

(h) the performance by Team Rainbow of the Agreement will not conflict with or result in a breach of any covenants or agreements contained in, or constitute a default under or result in the creation of any encumbrance pursuant to the provisions of any agreement to which Team Rainbow is a party or by which Team Rainbow may be bound or to which Team Rainbow may be subject or any judgment, decree, order, rule or regulation of any court or administrative body by which Team Rainbow is bound or, to the knowledge of Team Rainbow, any statute or regulation applicable to Team Rainbow;

(i) the entering into and the performance of the Agreement and the transactions contemplated hereby will not result in the violation of any of the terms and provisions of the constating documents of Team Rainbow, any shareholders' or directors' resolutions, or any indent are or other agreement, written or oral, to which Team Rainbow may be bound or by which Team Rainbow may be subject or any judgment, decree, order, rule or regulation of any court or administrative body by which Team Rainbow is bound or to the knowledge of Team Rainbow. any statute or regulation applicable to Team Rainbow;

(j) Exhibit 2 constitutes a complete list of all rights, including physical material owned, held or controlled by Team Rainbow;

(k) there is not now and on the Option Exercise Date there will not be any litigation, proceeding or investigation pending or threatened against Team Rainbow nor does Team Rainbow know, or have any grounds to know, of any basis for any litigation, proceeding or investigation against Team Rainbow, any of which would materially affect Team Rainbow without limiting the generality of the foregoing, there are, and on the Option Exercise Date there will be, no intercorporate debts or liabilities between Team Rainbow and its shareholders;

(l) to the best of the knowledge and belief of Team Rainbow, Team Rainbow has complied with any and all rules, regulations and policies and any and all regulatory authorities, agencies and commissions having jurisdiction over Team Rainbow or its assets or to which Team Rainbow or its assets may be subject;

(m) Team Rainbow does not have outstanding, nor is it party to any material agreement, contract or commitment, whether written or oral, of any nature or kind whatsoever, except the material contracts (the "Material Contracts") as set out in Exhibit 3. Each of the Material Contracts has been duly authorized, executed and delivered by Team Rainbow and is a legal, valid and obligation of Team Rainbow enforceable in accordance with its terms;

(n) Team Rainbow is the owner of all right, title and interest in and to the Rainbow Assets, free and clear of all liens, security interests, charges, encumbrances, and other adverse claims, and has the right to use without payment to a third party all of the Rainbow Assets;

(o) no present or past employee, director, officer or shareholder of Team Rainbow owns directly or indirectly, in whole or in part, any intellectual property which Team Rainbow is presently using or which is necessary for the conduct of the Business:

(p) the Patents are currently in compliance with formal legal requirements (including payment of filing, examination, maintenance fees and proofs of working or use) are valid and enforceable, and are not subject to any maintenance fees or taxes. The Patents have not been and are not now involved in any interference, reissue, reexamination or opposition proceeding. There is no potentially interfering patent or patent application of any third party. The Patents are not infringed and have not been challenged or threatened in any way. Neither the Game nor any of the Products made, used, licenced, sold or distributed, nor any process or know-how used by Team Rainbow infringes or is alleged to infringe any patent or other proprietary right of any other person or entity. All Products made, used, licenced, sold or distributed under the Patents have been marked with proper patent notice;

(q) the Copyrights have been registered and are currently in compliance with formal legal requirements, are valid and enforceable, and are not subject to any maintenance fees or taxes or actions. No Copyright is infringed or has been challenged or threatened in any way. None of the subject matter of any of the Copyrights infringes or is alleged to infringe any copyright of any third party or is a derivative work based on the work of a third party. All works encompassed by the Copyrights have been marked with the proper copyright notice; and

(r) the Trademarks that have been registered with the United States Patent and Trademark Office or any other country's trademark registration office are currently in compliance with all formal legal requirements (including the timely post-registration filing of affidavits of use and incontestability and renewal applications), are valid and enforceable, and are not subject to any maintenance fees or taxes or actions. No Trademark has been or is now involved in any opposition, invalidation, or cancellation and no such action is threatened with respect to any of the Trademarks. There is no potentially interfering trademark or trademark application of any third party. No Trademark is infringed or has been challenged or threatened in any way. None of the Trademarks used by Team Rainbow infringes or is alleged to infringe any trade name, trademark, or service mark, of any third party. All products and materials containing a Trademark bear the proper federal or other registration notice where permitted by law.

                                    EXHIBIT 2
                           [list of rights and assets]

                                    EXHIBIT 3
                              [Material Contracts]

May 26, 1998



Team Rainbow, Inc.
144 Elm Street
2nd Floor - Suite 16
Biddleford, Maine
USA (4005
Attention: Louis J. Grassa:

Dear Mr. Grassa:

RE:  OPTION AGREEMENT - RAINBOW 21
---  -----------------------------

Thank you for your fax of May 22, 1998 proposing amendments to the Option Agreement.

Your proposal is acceptable to us with one change and one clarification.

The change we request is in your Clause 2 (relating to the payment of US $90,000). Our proposal is to make a payment of $45,000 on or before July 31, 1998 and another payment of $45,000 on or before September 30, 1998. This time line is more accommodating to our anticipated funding of the Company.

Our point of clarification relates to your Clause 3. Upon execution of the letter agreement, we shall forthwith instruct our transfer agents (Continental Stock Transfer & Trust Company in New York) to issue the 200,000 common shares of Fortune Entertainment Corporation to Team Rainbow, Inc., subject to the rules and regulations of the S.E.C. Simultaneously, we shall instruct our legal counsel, Hart & Trinen to issue the necessary legal opinion to the transfer agent so the shares can be issued. The process may take a week or ten days before the Certificates are delivered.

Team Rainbow, Inc.
Page 2



If the above two points are acceptable to you, please confirm and we shall do all that is necessary to finalize the matter without any delay.

Thank you for your cooperation.

Yours truly,

FORTUNE ENTERTAINMENT CORPORATION


David B. Jackson
Chief Executive Officer & Director



Acknowledged and Agreed to by:

TEAM RAINBOW, INC.,
a Massachusetts Corporation



By: Louis J. Grasso
    ---------------

Date: May 22, 1998

                  AMENDMENT TO THE RAINBOW 21 ASSET ACQUISITION
                AGREEMENT DATED NOVEMBER 19, 1997, AND AMENDED ON
              NOVEMBER 25, 1997 AND FURTHER AMENDED ON May 26,1998


BETWEEN: FORTUNE ENTERTAINMENT CORPORATION (FORTUNE)

AND:     TEAM RAINBOW INC.(TEAM RAINBOW)


WHEREAS:

A. the Parties have entered into an agreement ("Agreement") whereby Fortune is acquiring the assets of Team Rainbow, which assets are described and listed in Schedule A of the November 19, 1997 agreement and also attached hereto as Exhibit 1; and

B.       the parties now wish to further amend the terms of the Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the premises, representations, warranties, covenants and agreements herein set forth, the parties hereby agree as follows:

1. Fortune shall make the following revised and amended payments to Team Rainbow, replacing the two US $45,000 payments called for in the amended agreement dated May 26, 1998:

         (i)      US $10,000 by, on, of, before July 31, 1998

         (ii)     US $2,500 by, on, or before August 31, 1998

         (iii) Upon execution of this agreement, cause to issue 50,000 fully paid, non-assessable common shares of Fortune in accordance with the Rules and Regulations of the Securities Exchange Commission.

2.0      TEAM RAINBOW

2.1 Upon receipt of the US $10,000 by, on, or before July 31, 1998 and delivery of the 50,000 common shares of FEC (Items l(i) and l(ii) above), shall forthwith transfer and deliver all the assets listed in
         Exhibit I to Fortune, free and clear of any and all encumbrances.

2.2 Transfer and or Assign to Fortune any and existing contracts, distribution agreements, licenses, permits and revenues pertaining to and in respect of Rainbow 21.

3.0 Team Rainbow shall also assist Fortune at the request of Fortune in the transfer of all existing sales contracts, distribution contracts, sales materials, potential customers, manufacturing contracts, etc. and generally making available any pertinent information or communications with parties interested in Rainbow 21; all to be completed prior to closing.

4.0 Upon execution of this agreement, the parties hereby agree to executing a consolidated agreement incorporating the relevant terms and conditions of the agreement and this Amendment. The consolidated agreement shall also include a non-compete undertaking by Team Rainbow Inc.'s principles viz. Louis Grassa and Ted Silvester.

IN WITNESS WHEREOF the parties hereto have executed these presents of the 22 day of July, 1998.

FORTUNE ENTERTAINMENT CORPORATION



____________________________________
David B. Jackson (President and CEO)


TEAM RAINBOW INC.


Louis J. Grasso
--------------------
Authorized Signatory

                                   SCHEDULE"A"

The Rainbow Assets means all of'

(a)      The Intellectual Property;

(b)      the Assets;

(c) any other intellectual property rights existing anywhere in the world owned by Team Rainbow including, without limitation, all copyrights, industrial designs, trademarks, confidential information and patents related to the Game and the Business;

(d)      all Products owned by Team Rainbow;

(e)      the Business, including all goodwill relating thereto; and

(f)      the Claims.

The following terms shall have the respective meanings ascribed to them as follows:

"Assets" means:

(a) all assets, real, personal, and mixed, tangible or intangible owned by Team Rainbow and relating to the Business, and without limiting the generality of the foregoing:

         (i) all inventories of (i) computer program code (in all media) of the software programs; (ii) program documentation, including user materials; and (iii) all other unused or reusable materials, stores, and supplies, in each case to the extent used in, relating to, or arising out of the Business; and

         (ii) all private and governmental rights, approvals, permits, registrations, contracts, agreements, licences, and other commitments and arrangements, oral or written, with any person or entity respecting the ownership, licence, design, development, distribution marketing, use, or maintenance of the Game, the Equipment, the Rules, related technical or user documentation, and databases, in each case relating to or arising out of the Business.

"Business" means the business of developing and licencing, or renting the Game through purchasers, licencees and distributors;

"Claims" means all claims that Team Rainbow may have against any person relating to or arising from the Rainbow Assets or the Business;

"Confidential Information" means all information or data which has come within the knowledge of Team Rainbow or which may come within the knowledge of Team Rainbow or which has been developed or may be developed by Team Rainbow which relates to the Products including, without limitation, any information regarding computer programs or software, Products, costs, equipment, operations, suppliers or customers of Team Rainbow relating to the Game, all technical information, legal opinions, assessments, know-how, trade secrets, confidential formulations, plans, information, procedures, processes, diagrams, specifications, improvements, systems and any information relating to the design, manufacture, improvement, testing, marketing and sale of the Products;

"Copyright" means the United States copyright identified by number stamped protecting the Rules and the regulations and the entire text of all pertinent Game information;

"Equipment" means the physical equipment and materials designed for use in connection with the Game or the promotion of the Game;

"Game" means the multi-positional blackjack game known as Rainbow 21 described in the Patents and the Rules;

"Improvements" means all improvements. enhancements, additions to, modifications and derivations of and inventions relating to the Products made, developed or created by or for Team Rainbow (or to which Team Rainbow may be entitled) at any time on or before the Option Exercise Date and will include any new feature or function made, developed or created by or for any such person or persons which provides additional capability to the Products or makes the same more versatile, useful or marketable and any change of the Products which was or is intended to improve performance, and any new or additional Products or services developed or acquired by Team Rainbow before the Option Exercise Date which are derived from a Product;

"Intellectual Property" means the Patents, the Copyright, the Trademarks and the Confidential Information;

"Patents" means United States Patent No. 5,390,934 dated February 21, 1995 and United States Patent No. 5,494,296 dated February 27, 1996 and any divisions, continuations, continuations-in part, extensions and reissues thereof, and the inventions described or claimed therein and all foreign counterparts of such United States patents, and any divisions, continuations, continuations-in-part, extensions and reissues thereof, and the inventions described or claimed therein and all patent applications or patents which may relate to any Improvements;

"Products" includes the Equipment, the Game and all Improvements; "Rules" means the rules described in the document attached hereto as Exhibit 1; and "Trademarks" means "Rainbow 21" and any other trademarks now owned or hereafter owned or acquired, prior to the Option Exercise Date, by Team Rainbow in respect of the Products.

"Rules" means the rules described in the document attached hereto as Exhibit 1; and

"Trademarks" means "Rainbow 21" and any other trademarks now owned or hereafter owned or acquired, prior to the Option Exercise Date, by Team Rainbow in respect of the Products.